FIRST AMENDMENT
TO
NORTHSTAR REALTY FINANCE CORP.
2004 OMNIBUS STOCK INCENTIVE PLAN

A. The NorthStar Realty Finance Corp. 2004 Omnibus Stock Incentive Plan (the “Plan”), as adopted by the Board of Directors (the “Board”) of NorthStar Realty Finance Corp. (the “Company”) on October 19, 2004 and approved by stockholders of the Company on October 20, 2004, is hereby amended as follows:

1.
Section 2 of the Plan is hereby amended to delete the reference to employees of NorthStar Capital Investment Corp., or its majority owned subsidiaries, by replacing the definition of the term “Eligible Recipient” with the following:

“Eligible Recipient” means an officer, director (including a Non-Employee  Director), employee, co-employee, consultant or advisor of the Company or of  any Parent or Subsidiary who provides services to the Company.”

2.
Section 4(a) of the Plan is amended to increase the number of shares of common stock reserved and available for issuance under the Plan from 1,433,038 to 5,933,038 by replacing the existing text with the following:

“(a) The total number of shares of Stock reserved and available for issuance  under the Plan (the “Reserved Shares”) shall be 5,933,038 shares of Stock, subject  to adjustment as set forth in Section 5 below. Such shares of Stock may consist,  in whole or in part, of authorized and unissued shares of Stock or treasury shares.”

B.    Except as amended herein, the Plan is confirmed in all other respects.

C.    This First Amendment shall be effective upon approval by the stockholders of the Company.

IN WITNESS WHEREOF, the undersigned certifies that the amendments set forth above were adopted by the Board on April 12, 2006.

NORTHSTAR REALTY FINANCE CORP.

By:	/s/ Albert Tylis
Albert Tylis
General Counsel